Mohamed Sheikh-Yusuf

Co-Founder, President & Chairman of the Board

Visionary executive and co-founder with over 20 years of leadership experience across childcare, health and human services, financial services, and technology. Proven track record in launching and scaling multi-location organizations, building strategic partnerships, leading large teams, and driving sustainable growth through operational excellence and technology innovation.

Professional Experience

HICH & Affiliated Childcare Organizations — Co-Founder, President & Board Chairman (2014–Present)

- Co-founded and led multiple childcare businesses across Utah and Arizona, including Above and Beyond Childcare, Bright Minds Daycare, Kids Adventure Daycare, and Learn & Play Daycare.
- Successfully penetrated local markets through strategic negotiations and partnerships with public school systems, increasing membership by up to 15% month-over-month.
- Recruited, trained, coached, and conducted performance reviews for more than 95 employees.
- Developed and implemented learning and development strategies to enhance child outcomes.
- Oversaw financial management including accounts, purchasing, recordkeeping, and vendor negotiations.
- Managed capital improvements, technology infrastructure, and operational systems across all locations.

Arcadia HHS — Co-Founder & Chief Technology Officer (2010–2014)

- Led the organization from inception through private funding, expansion to 40+ employees, and successful state and federal certification.
- Defined company-wide technology and product strategy, including software selection, acquisition, and deployment.
- Played a key role in subcontracting negotiations with one of the state’s four largest HMOs.
- Provided language support and interpretation services to clients.
- Built and structured teams aligned with organizational growth and operational needs.

Samsos Express / **FGM** — African Market Coordinator (2006–2015)

- Recruited, launched, and trained agents supporting the Africa financial services corridor.
- Established and managed relationships with African correspondent banks.
- Provided ongoing operational and compliance support to agents and banking partners.
- Reconciled accounts between the company, agents, and correspondent banks.

Earlier Career

- **Kaah Express** — Agent Coordinator: Recruited and trained agents, managed external business relationships, and reconciled agent accounts.

- **Ultra Card Inc.** (Los Gatos, CA) — IT Manager (1999–2003): Managed networks and servers for 40 employees, maintained IT systems, and developed internet security solutions.
- **Micro Center** — Retail & Business Sales Representative: Supported customers with technology solutions and product sales.

Core Skills & Expertise

- Executive leadership & board governance
- Business formation, scaling, and multi-site operations
- Strategic partnerships & contract negotiation
- Technology strategy, systems implementation & IT management
- Team building, training, and performance management
- Financial oversight, vendor management, and compliance